

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2016

<u>Via E-mail</u>
Jeff Burris
Secretary
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, Georgia 30005

> **Re: Alimera Sciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 30, 2016**
> **File No. 001-34703**

Dear Mr. Burris:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance